KIRBY CORPORATION
                              1775 St. James Place
                              Houston, Texas 77056





Securities and Exchange Commission                                     VIA EDGAR
Washington, D.C. 20549


         Re:      Kirby Corporation
                  File No. 1-7615

Ladies and Gentlemen:

         This letter will serve as a formal request to the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") to withdraw the Application for Withdrawal from Listing of Securities Pursuant to Section 12(d) of the Securities Exchange Act of 1934, dated October 23, 1996, filed with the Commission on November 4, 1996.

                                   Sincerely,

                                            KIRBY CORPORATION

                                   By:      /s/
                                            -----------------------------------
                                            G. Stephen Holcomb, Vice President


CORPDAL:57587.1  13085-00001